FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For December 13, 2001


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                            Form 40-F
                    ---                                     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                            No  X
              ---                                           ---

                               INDEX TO EXHIBITS

Item
----
1.    AerCo Limited Monthly Report to Noteholders for December 2001.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: December 13, 2001


                                           AERCO LIMITED


                                           By: /s/ Patrick J. Dalton
                                             -----------------------------------
                                             Name:  Patrick J. Dalton
                                             Title: Attorney-in-Fact


                                  Page 3 of 3
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                                                                                                                          Item 1


                                                               AERCO LIMITED
                                                           Report to Noteholders
                                              All amounts in US dollars unless otherwise stated

Month                                                              December-01
Payment Date                                                       15th of each month
Convention                                                         Modified Following Business Day
Current Payment Date                                               17-Dec-01
Current Calculation Date                                           11-Dec-01
Previous Payment Date                                              15-Nov-01
Previous Calculation Date                                          8-Nov-01
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1. Account Activity Summary between Calculation Dates

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                                                             Prior            Deposits        Withdrawals            Balance on
                                                            Balance                                             Calculation Date
                                                            8-Nov-01                                                  11-Dec-01
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
Expense Account                                            4,210,726.11     6,149,349.66     (5,762,560.93)         4,597,514.84
Collection Account                                        99,235,433.03    14,639,519.74    (13,570,781.03)       100,304,171.74
Aircraft Purchase Account                                             -                -                 -                     -

 - Liquidity Reserve cash balance                         85,664,652.00       215,000.00       (560,000.00)        85,319,652.00
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Total                                                    103,446,159.14    20,788,869.40    (19,333,341.96)       104,901,686.58
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2. Analysis of Aircraft Purchase Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                   -
Interest Income                                                                                                                -
Aircraft Purchase Payments                                                                                                     -
Economic Swap Payments                                                                                                         -
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Balance on Current Calculation Date                                                                                            -
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3. Analysis of Expenses Account Activity

------------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                        4,210,726.11
Transfer from Collection Account on previous Payment Date                                                           6,141,073.13
Permitted Aircraft Accrual                                                                                                     -
Interim Transfer from Collection Account                                                                                       -
Interest Income                                                                                                         8,276.53
Balance on current Calculation Date
 - Payments on previous payment date                                                                               (4,676,985.85)
 - Interim payments                                                                                                (1,085,575.08)
 - Other
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Balance on Current Calculation Date                                                                                 4,597,514.84
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4. Analysis of Collection Account Activity

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Opening Balance on Previous Calculation Date                                                                       99,235,433.03
Collections during period                                                                                          14,639,519.74
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                         (2,789,273.89)
 - Permitted Aircraft Modifications                                                                                            -
Net Swap payments on previous Payment Date                                                                         (3,351,799.24)
Aggregate Note Payments on previous Payment Date                                                                   (7,429,707.90)
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Balance on Current Calculation Date                                                                               100,304,171.74
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Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                   30,000,000.00
Second Collection Account Reserve                                                                                  35,000,000.00
Cash Held
 - Security Deposits                                                                                               20,319,652.00
                                                                                               -------------------------------------
 Liquidity Reserve Amount                                                                                          85,319,652.00
                                                                                               -------------------------------------


A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

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


                                                               AERCO LIMITED
                                                           Report to Noteholders
                                              All amounts in US dollars unless otherwise stated

Current Payment Date                                                          17-Dec-01
Current Calculation Date                                                      11-Dec-01
Previous Payment Date                                                         15-Nov-01
Previous Calculation Date                                                     8-Nov-01
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
Balance in Collection and Expense Account                                                                         104,901,686.58
Liquidity Reserve Amount                                                                                          (85,319,652.00)
                                                                                              --------------------------------------
Available Collections                                                                                              19,582,034.58
                                                                                              ======================================

4. Analysis of Collection Account Activity (Continued)
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Analysis of Current Payment Date Distributions

(I)                       Total Required Expense Amount                                                             7,000,000.00
(II) a)                   Class A Interest but excluding Step-up                                                    1,960,815.34
     b)                   Swap Payments other than subordinated swap payments                                       3,802,904.05
(iii)                     First Collection Account top-up (Minimum liquidity reserve $30 m)                        30,000,000.00
(iv)                      Class A Minimum principal payment                                                                    -
(v)                       Class B Interest                                                                            359,367.94
(vi)                      Class B Minimum principal payment                                                            71,106.97
(vii)                     Class C Interest                                                                            541,448.07
(viii)                    Class C Minimum principal payment                                                                    -
(ix)                      Class D Interest                                                                            708,333.33
(x)                       Class D Minimum principal payment                                                                    -
(xi)                      Second collection account top-up                                                         55,319,652.00
(xii)                     Class A Scheduled principal                                                                          -
(xiii)                    Class B Scheduled principal                                                                 557,744.86
(xiv)                     Class C Scheduled principal                                                                 311,896.89
(xv)                      Class D Scheduled principal                                                                          -
(xvi)                     Permitted accruals for Modifications                                                                 -
(xvii)                    Step-up interest                                                                                     -
(xviii)                   Class A Supplemental principal                                                            4,268,417.11
(xix)                     Class E Primary Interest
(xx)                      Class B Supplemental principal                                                                       -
(xxi)                     Class A Outstanding Principal                                                                        -
(xxii)                    Class B Outstanding Principal                                                                        -
(xxiii)                   Class C Outstanding Principal                                                                        -
(xxiv)                    Class D Outstanding Principal                                                                        -
(xxv)                     Subordinated Swap payments                                                                           -
                                                                                              --------------------------------------
                          Total Payments with respect to Payment Date                                             104,901,686.58
                          less collection Account Top Ups (iii) (b) and (xi) (b) above                             85,319,652.00
                                                                                              --------------------------------------
                                                                                                                   19,582,034.58
                                                                                              ======================================

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


                                                               AERCO LIMITED
                                                           Report to Noteholders
                                              All amounts in US dollars unless otherwise stated

Current Payment Date                                         17-Dec-01
Current Calculation Date                                     11-Dec-01
Previous Payment Date                                        15-Nov-01
Previous Calculation Date                                    8-Nov-01
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5. Payments on the Notes by Subclass

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                                          Subclass        Subclass         Subclass       Total
Floating Rate Notes                         A-2             A-3              A-4         Class A

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
Applicable LIBOR                            2.08000%        2.08000%        2.08000%
Applicable Margin                            0.3200%         0.4600%         0.5200%
Applicable Interest Rate                    2.40000%        2.54000%        2.60000%
Day Count                                    Act/360         Act/360         Act/360
Actual Number of Days                             32              32              32
Interest Amount Payable                   309,460.75    1,275,644.44      375,710.15
Step-up Interest Amount Payable                   NA              NA            NA
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Total Interest Paid                       309,460.75    1,275,644.44      375,710.15    1,960,815.34
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Expected Final Payment Date                15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date                   17-Aug-98       15-Feb-06       15-Aug-00

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Original Balance                      290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance 145,059,727.19  565,000,000.00  162,566,891.17  872,626,618.36
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Extended Pool Factors                         66.47%         100.00%          92.76%
Pool Factors                                  56.02%         100.00%          80.59%
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Minimum Principal Payment                          -               -               -               -
Scheduled Principal Payment                        -               -               -               -
Supplemental Principal Payment          2,012,749.82               -    2,255,667.29    4,268,417.11
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Total Principal Distribution Amount     2,012,749.82               -    2,255,667.29    4,268,417.11
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Redemption Amount
- amount allocable to principal                                                                    -
- amount allocable to premium

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Closing Outstanding Principal Balance 143,046,977.37  565,000,000.00  160,311,223.88  868,358,201.25
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Fixed Rate Notes                                                       D-2

-------------------------------------------------------------------------------------
Applicable Interest Rate                                                    8.50000%
Day count                                                                     30/360
Number of Days                                                                    30
Interest Amount Payable                                                   708,333.33
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Total Interest Paid                                                       708,333.33
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Expected Final Payment Date                                                15-Mar-14
Excess Amortisation Date                                                   15-Jul-10
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Original Balance                                                      100,000,000.00
Opening Outstanding Principal Balance                                 100,000,000.00
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Extended Pool Factors                                                        100.00%
Expected Pool Factors                                                        100.00%
-------------------------------------------------------------------------------------
Extended Amount                                                                    -
Expected Pool Factor Amount                                                        -
Surplus Amortisation
-------------------------------------------------------------------------------------
Total Principal Distribution Amount                                                -
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Redemption Amount                                                                  -
- amount allocable to principal                                                    -
                                                             ------------------------
- amount allocable to premium                                                      -
-------------------------------------------------------------------------------------
Closing Outstanding Principal Balance                                 100,000,000.00
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(Table -- to be continued)

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                                           Subclass       Subclass          Total          Subclass         Subclass        Total
Floating Rate Notes                           B-1           B-2            Class B           C-1              C-2          Class C

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
Applicable LIBOR                             2.08000%       2.08000%                         2.08000%       2.08000%
Applicable Margin                             0.6000%        1.0500%                          1.3500%        2.0500%
Applicable Interest Rate                     2.68000%       3.13000%                         3.43000%       4.13000%
Day Count                                     Act/360        Act/360                          Act/360        Act/360
Actual Number of Days                              32             32                               32             32
Interest Amount Payable                    159,803.76     199,564.18                       251,392.42     290,055.66
Step-up Interest Amount Payable                    NA            NA                                NA             NA
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Total Interest Paid                        159,803.76     199,564.18      359,367.94       251,392.42     290,055.66      541,448.07
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Expected Final Payment Date                 15-Jul-13      15-Jun-08                        15-Jul-13      15-Jun-08
Excess Amortisation Date                    17-Aug-98      15-Aug-00                        17-Aug-98      15-Aug-00
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Original Balance                        85,000,000.00  80,000,000.00                    85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance   67,081,802.20  71,728,339.59  138,810,141.79    82,453,780.83  79,010,318.47  161,464,099.30
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Extended Pool Factors                          88.69%         99.90%                           99.55%         99.84%
Pool Factors                                   82.80%         99.01%                           96.62%         98.42%
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Minimum Principal Payment                   34,363.37      36,743.60       71,106.97                -              -               -
Scheduled Principal Payment                269,537.44     288,207.42      557,744.86       169,559.22     142,337.68      311,896.89
Supplemental Principal Payment                      -              -               -                -              -               -
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Total Principal Distribution Amount        303,900.81     324,951.02      628,851.83       169,559.22     142,337.68      311,896.89
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Redemption Amount                                                                                   -              -
- amount allocable to principal                                                                     -              -
- amount allocable to premium                                                                       -              -
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Closing Outstanding Principal Balance   66,777,901.39  71,403,388.57  138,181,289.96    82,284,221.61  78,867,980.79  161,152,202.41
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


                                                               AERCO LIMITED
                                                           Report to Noteholders
                                              All amounts in US dollars unless otherwise stated

Current Payment Date                                                     17-Dec-01
Current Calculation Date                                                 11-Dec-01
Previous Payment Date                                                    15-Nov-01
Previous Calculation Date                                                 8-Nov-01
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6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                                         17-Dec-01
End of Interest Accrual Period                                           15-Jan-02
Reference Date                                                           11-Jan-02

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                                           A-2           A-3         A-4         B-1         B-2         C-1         C-2

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
Applicable LIBOR                         1.89563%     1.89563%     1.89563%    1.89563%    1.89563%    1.89563%    1.89563%
Applicable Margin                         0.3200%      0.4600%      0.5200%     0.6000%     1.0500%     1.3500%     2.0500%
Applicable Interest Rate                  2.2156%      2.3556%      2.4156%     2.4956%     2.9456%     3.2456%     3.9456%

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Fixed Rate Notes                            D-1

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Actual Pool Factor                      100.00%

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7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

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(a) Floating Rate Notes                    A-2           A-3         A-4         B-1         B-2         C-1         C-2

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Opening Outstanding Principal Balance  145,059.73   565,000.00   162,566.89   67,081.80   71,728.34   82,453.78   79,010.32
Total Principal Payments                 2,012.75            -     2,255.67      303.90      324.95      169.56      142.34
Closing Outstanding Principal Balance  143,046.98   565,000.00   160,311.22   66,777.90   71,403.39   82,284.22   78,867.98

Total Interest                             309.46     1,275.64       375.71      159.80      199.56      251.39      290.06
Total Premium                             0.0000%      0.0000%      0.0000%     0.0000%     0.0000%     0.0000%     0.0000%

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(b) Fixed Rate Notes                      D-2

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Opening Outstanding Principal Balance  100,000.00
Total Principal Payments                        -
Closing Outstanding Principal Balance  100,000.00

Total Interest                             708.33
Total Premium                                   -

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